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January 11, 2021

Via EDGAR

Division of Corporation Finance Officer of Technology

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	Token Communities Ltd.
Registration Statement on Form 10-12G Filed November 12, 2020
File No. 000-55688

Dear Ms. Woo:

By letter dated January 11, 2020 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided Token Communities, Ltd. (the “Company”) with a letter on the Company’s Registration Statement on Form 10-12G. As per our conversation, please be advised that the Company will provide complete, substantive responses to the SEC’s comments of December 9, 2020, within the time period set forth in the Letter.

Very truly yours,

Jeffrey M Stein, Esq.

cc:	David Chen
President Token Communities Ltd.